SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                SCHEDULE 13D
                               (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 1)

                         Able Telcom Holding Corp.
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                              (Name of Issuer)

                  Common Stock, par value $.001 per share
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                      (Title of Class and Securities)

                                 003712304
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                               (CUSIP Number)

                             Charles T. Cannada
                Senior Vice-President--Corporate Development
                               WorldCom, Inc.
                           515 East Amite Street
                      Jackson, Mississippi 39201-2702
                               (601) 360-8600
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                July 2, 1998
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                  (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                                  WorldCom, Inc.
                                  58-1521612
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)|_|
                                                        (b)|X|

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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS
                                  WC

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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                        |-|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Georgia

     NUMBER OF               7.   SOLE VOTING POWER
       SHARES                          NONE
    BENEFICIALLY             -----------------------------------------------
      OWNED BY               8.   SHARED VOTING POWER
        EACH                            1,817,941
     REPORTING               -----------------------------------------------
       PERSON                9.   SOLE DISPOSITIVE POWER
        WITH                           NONE
                             -----------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                        1,817,941

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 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                  1,817,941
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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                              |-|
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  16.26%

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  14.   TYPE OF REPORTING PERSON
                                  CO


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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                                   MFS Communications Company, Inc.

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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) |_|
                                                  (b)|X|

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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS
                                  AF

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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU
        ANT TO ITEMS 2(d) or 2(e)
                                                        |-|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
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    NUMBER OF                7.   SOLE VOTING POWER
     SHARES                            NONE
   BENEFICIALLY              -----------------------------------------------
    OWNED BY                 8.   SHARED VOTING POWER
      EACH                             1,817,941
    REPORTING                -----------------------------------------------
     PERSON                  9.   SOLE DISPOSITIVE POWER
      WITH                             NONE
                             -----------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                       1,817,941
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 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                  1,817,941

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 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                            |-|

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 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  16.26%

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 14.    TYPE OF REPORTING PERSON
                              CO

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Item 4    Purpose of Transaction.

          On July 2, 1998, the Issuer, Buyer, MFS and MFS Network entered into an Amendment to the Merger Agreement (the "Amendment").

          The Amendment modified, among other things, certain terms of the Option granted to MFS pursuant to Section 17 of the Merger Agreement. Pursuant to paragraph 6(a) of the Amend ment, the Option may be exercised by MFS in whole or in part from time to time by delivery of a notice to the Issuer during the period commencing with the earlier to occur of (i) the Merger or (ii) termination of the Merger Agreement and continuing through the date six months following the payment in full of amounts owing under the Promissory Note issued by the Issuer pursuant to the Amendment and payable to MFS or order (the "Promissory Note"). The Merger was completed on July 6, 1998. The Promissory Note is due and payable on August 31, 1998 and is prepayable prior to that time by the Issuer.

          Section 17c of the Merger Agreement was also amended to provide that if the Issuer has failed to file with the Commission a registration statement on or before July 22, 1998 or at any time during the period commencing on September 30, 1998 and continuing through the Registration Term the Issuer has failed to use its reasonable efforts to cause such registration statement to be so effective and available for resale by MFS (the Issuer not to be liable under the amended Section 17c due to delays caused by the Commission requesting additional information or amendments), MFS shall have the right to receive cash for some or all of the Option in the amount equal to the aggregate "spread" for the shares as to which the Option is being exercised, as determined pursuant to Section 17b of the Merger Agreement.

          Paragraph 6 of Amendment is attached hereto as Exhibit I and is incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          Except as otherwise set forth in this Item 4, neither WorldCom nor MFS has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiar ies; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing the Common Stock to cease to be authorized to be quoted or the National Market System of the National Association of Securities Dealers Automated Quotation System;
(viii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those actions set forth in this Paragraph involving the Issuer or the Common Stock.

          The Reporting Persons reserve the right to acquire or dispose of Common Stock or to formulate other purposes, plans or proposals regarding the Common Stock held by the Reporting Persons to the extent permitted under the securities laws and deemed advisable in light of general investment policies, market conditions and other factors.

Item 7.   Material to be Filed as Exhibits.

          Exhibit I -   Paragraph 6 of the Amendment to Agreement and
                        Plan of Merger, dated as of July 2, 1998, among MFS
                        Acquisition Corp., Able Telcom Holding Corp., MFS
                        Network Technologies, Inc. and MFS Communi cations
                        Company, Inc.


      The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.



SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


    Date: July 8, 1998


                                    WORLDCOM, INC.

                                    By:   /s/ Charles T. Cannada
                                          ____________________________
                                          Name:   Charles T. Cannada
                                          Title:  Senior Vice President


                                    MFS COMMUNICATIONS COMPANY, INC.

                                    By:   /s/ Charles T. Cannada
                                          _____________________________
                                          Name:  Charles T. Cannada
                                          Title: Director




                                  EXHIBIT INDEX

Item 7.   Material to be Filed as Exhibits

          Exhibit I  -  Paragraph 6 of the Amendment to Agreement and
                        Plan of Merger, dated as of July 2, 1998, among MFS Acquisition Corp., Able Telcom Holding Corp., MFS Network Technologies, Inc. and MFS Communi cations Company, Inc.